SUB-ITEM 77Q2

Based solely on a review of the copies of Forms 3, 4 and 5, and amendments thereto, furnished to MFS Charter Income Trust
(the "Trust") with respect to its most recent fiscal year for trustees and certain officers of the Trust, directors and certain officers of MFS, certain persons affiliated with MFS, and greater than ten percent beneficial owners of the Trust's shares,
the Trust believes all Section 16(a) transactions were reported
on a timely basis, except for the following filings:   Robert Uek
made a Form 4 filing with the Trust on February 16, 2017, William
 Gutow made a Form 4 filing with the Trust on June 8, 2017 and Robert Spector made a Form 3 filing with the Trust on April 4, 2017.